Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the use of our reports dated February 27, 2020, with respect to the consolidated balance sheets of Atlantic Power Corporation and subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (and financial statement schedules I to II), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York
August 24, 2020